Exhibit 99.6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1.	Name of company UNITED UTILITIES PLC	2.	Name of director GORDON ARTHUR IVAN WATERS

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of an non-beneficial interest DIRECTOR AND SPOUSE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

G A I WATERS: 1,376 ORDINARY,   4,448 A SHARES
MRS M WATERS: 41,950 ORDINARY,    22,182 A SHARES
SHARE INCENTIVE PLAN: 771 ORDINARY,   150 A SHARES
TOTAL: 44,097 ORDINARY, 26,780 A SHARES

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) SPOUSE	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

1. SALE OF 1,377 A SHARES BY DIRECTOR
2. SALE OF 18,000 A SHARES BY SPOUSE

7.	Number of shares/amount of stock acquired N/A	8.	Percentage of issued class N/A	9.	Number of shares/amount of stock disposed 19,377	10.	Percentage of issued class 0.006

11.	Class of security A SHARES	12.	Price per share 1. 468.0p 2. 466.5p	13.	Date of transaction 20 JANUARY 2005	14.	Date company informed 20 JANUARY 2005

15.	Total holding following this notification ORDINARY: 44,097 A SHARES: 7,403	16.	Total percentage holding of issued class following this notification ORDINARY: 0.007 A SHARES: 0.002

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries Jane Gilmore 01925 237052

25.	Name and signature of authorised company official responsible for making this notification P A DAVIES, Assistant Company Secretary

Date of notification _____21 January_____2005________